990 Town and Country Boulevard Houston, TX 77024-2217 Telephone: 713-629-6600

April 27, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Oil Corporation
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 17, 2022
    Form 8-K filed February 16, 2022
    File No. 001-05153

Ladies and Gentlemen:

On behalf of Marathon Oil Corporation (the “Company”), we acknowledge receipt of your letter dated April 21, 2022 (the “Comment Letter”), concerning the above-referenced filings, in which you requested that we respond within ten business days or advise you when we would provide a response. We have begun to analyze the comments of the staff of the Securities and Exchange Commission (“Staff”) and the Company is in the process of preparing a response. As discussed by telephone with the Staff on April 26, 2022, we respectfully request an extension of an additional 5 business days so that we may devote the appropriate amount of time and resources to ensure a sufficient response. The Company will provide a comprehensive response to the Comment Letter no later than May 12, 2022.

We appreciate your consideration in this matter. If you have any questions concerning our request, please do not hesitate to contact the undersigned at 713-296-4423.

Very truly yours,

/s/ Rob L. White
Rob L. White
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation